Exhibit 99.7
EVENING CALL

INFOSYS TECHNOLOGIES LIMITED
EVENING EARNINGS CALL
Q2 FY 10 RESULTS
OCTOBER 09, 2009

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
 Infosys Technologies – COO

V. Balakrishnan
 Infosys Technologies – CFO

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment and Member –
Executive Council

Ashok Vemuri
 Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

Abraham Mathews
Infosys BPO - CFO

MEDIA PARTICIPANTS

Avishai Kantor
Cowen and Company

Mark Zgutowicz
Piper Jaffray

Joe Foresi
Janney Montgomerry

Bhavan Suri
William Blair

Ed Caso
Wells Fargo

Glenn Greene
Oppenheimer

Karl Keirstead
Kaufman Brothers

David Grossman
Thomas Weisel Partners

Trip Chowdhary
Global Equities Research

Rod Bourgeois
Sanford Bernstein

George Price
Stifel Nicolaus

Moderator

Ladies and gentlemen good morning, good afternoon, good evening and welcome to the Infosys Second Quarter Earnings conference call. As a reminder all participants’ lines will be in the listen-only mode and this conference is being recorded. There will be an opportunity for you to ask questions at the end of today’s opening remarks. Should you need assistance during this conference call, please signal an operator by pressing * and then 0 on your touchtone telephone. I would now like to hand the conference over to Mr. Sandeep Mahindroo of Infosys Technologies Limited. Thank you and over to you, Mr. Mahindroo.

Sandeep Mahindroo

Thanks Rochelle. Good morning, everyone and welcome to this call to discuss Infosys Financial Results for the quarter ended September 30, 2009. I am Sandeep from the Investor Relations team in New York. Joining us today on this call is CEO & M.D. Mr. Kris Gopalakrishnan, COO Mr. SD Shibulal and CFO Mr. V. Balakrishnan along with other members of the senior management team. We will start the proceedings with a brief statement on the performance of the company for the recently concluded quarter, followed by the outlook for the quarter ending December 31, 2009 and year ending March 31, 2010. Subsequently we will open up the call for Q&A. Before I pass it on to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I will now pass it on to Mr. Gopalakrishnan.

Kris Gopalakrishnan

Thanks, Sandeep and good morning, good afternoon, good evening to everyone. We had another quarter of good performance, all round good performance in all aspects of business, supporting our customers, on the employees’ side as well as how we manage the business. We have seen good performance this quarter. We added 35 clients, the top 10 clients grew 5.9%. Our customer satisfaction has increased even in these tough times. We do a customer satisfaction survey and satisfaction has increased. We have exceeded our guidance at the upper end. Revenue increased sequentially, volumes increased sequentially, pricing is stable, utilizations improved. We have been able to transition some work offshore. So offshore has increased. Our operating margins slightly improved. And we are continuing to add employees. Compared to last quarter there is a net increase in employees this quarter. On the EPS side, we have exceeded again our guidance. Against a guidance of $0.51 we had $0.56. Overall when we discuss with clients, they feel that the worst is behind us. This is the second quarter where we are getting that signal from our clients. And of course, we will have to wait for the next budget cycle to see how this is going to be sustained over the next fiscal year. But definitely we feel more confident about the current situation. We have increased our guidance for the rest of the year. We have given a compensation increase for our employees. And all in all as I said, good all round performance. Let me now pass it on to my colleague, Shibulal, to give you more data on the segmentation and things like that.

SD Shibulal

This is Shibulal. As Kris said, the demand environment has stabilized. We are seeing customers willing to talk to us, discuss spending in projects. At the same time, we are also seeing the customers being very cautious and that is understandable given the environment. We are not expecting a budget flush at the end of this year. Even though they have money left, we believe that customers will keep it. We, at this point, expect the budgets to be flat or slightly higher next year.

We have had good client wins this quarter. We have added 35 new clients, three of them in Fortune 500. That makes the total number of clients in the Fortune 500 to 112. 330 customers give us more than a million dollars of revenues in LTM basis. Our top client is today 4.6% of our revenue. Top 10 clients give us 26.2%. The growth has been all around. The top 10 clients grew by 5.8% and the remaining clients, non-top 10 grew by 1.8%. So the growth has been all around.

From a vertical perspective, we have seen better traction in BFSI, retail and energy and utilities. Manufacturing is lagging behind and we believe that makes sense. In BFSI segment, we are working with five clients on the mergers and acquisition related technology work. We are working on system integration opportunities related to the mergers and acquisitions in these cases. From a service perspective, we are seeing better traction in business process management, infrastructure management and in system integration. System integration, as I said is a result of the M&A related work which we are doing in the financial services. Consulting and package implementation has come down marginally this quarter.

From a geographic perspective, U.S. has gone up and Europe has marginally come down. Europe is definitely lagging behind in stability. This is as usual. Because even on the downturn, I think Europe was lagging behind. We have added 6,000 people this quarter and net 1,500. We have increased our recruitment for the year. Now the recruitment for the year is 20,000 and this is in comparison with 18,000 number which we gave you last quarter. The 2,000 additional people will be in BPO and in lateral recruitment in ITL.

Our DSO is extremely healthy. It is 56 days. Last quarter was also 56 days. The DSO below 30 days is 77.9%. With that let me now hand off to Bala to give you the financial details.

V. Balakrishnan

Good evening, everybody. Good morning to some of you on the call. This quarter has been extremely good. We are seeing revenues increasing by 2.8%, in constant currency it grew by 1.2% because most of the major currencies have appreciated against the U.S. dollar. For example, Australian dollar appreciated by 10%, UK pound appreciated by 6% and so also the Euro. So we are seeing the constant currency growth at 1.2% for the quarter. The volume growth had been 2.3% and offshore volume growth of 3%. That is very good news. Pricing was stable. It increased by 0.4% but in terms of constant currency, it declined by 1.1%. The gross profit slightly went up during the quarter and so also the operating margin. Operating margin went up to 30.3%. We guided for $0.51 EPS and we did $0.56. The DSO days are 56 days. The collection has been extremely good. The quality of receivables is extremely good. We are ending the quarter with $2.8 billion of cash.

As far as guidance is concerned, we revised our guidance to reflect the current environment. For the next two quarters, the upper end of the guidance assumes 1% revenue growth. We have increased hiring guidance from 18,000 to 20,000. We are going to hire 2,000 more, mostly in the lateral with the experienced people because we have enough freshers in the system and we need to build a middle layer and keep the model ready for growth when the growth comes in. Top 10 customers grew by around 6% during the current quarter. This is extremely good. In constant currency terms, they grew by 3.5%. Almost all the subsidiaries have become profitable. They are contributing positively to the bottom-line of the group except Brazil which is still in the growth phase, investment phase.

Our guidance for the next two quarters assumes 1% sequential growth in revenues at the upper end of the guidance. For the next two quarters, the margins could get impacted because we have given a wage hike. Starting October 1st, we increased the wages in India by 8% and outside India by 2% which will impact the margin by 2 percentage points. So first two quarters we have seen incremental positive margins. In the next two quarters, it could get impacted by around 200 basis points. So overall for the year, we could be within the 50 to 100 basis points band as compared to last year.

In the beginning of the quarter, we also spoke about some of the investments we are making in terms of hiring more onsite people and also increase in the sales and marketing. We will continue to do that. We have already given some 126 offers for people to join onsite. Of them some 72 people joined during the quarter, rest of them will be joining in the next quarter and we will continue this process in the future quarters also. The incremental growth in revenues and some of the cost initiatives we took has yielded results and that will buffer these investments. So going forward we will be able to absorb these investments and the only incremental impact on the margins could be due to the wage increases which we are giving effective October 1st. So overall for the year the margins could be within a narrow band as compared to last year. It is a very good quarter and the next two quarters our guidance reflects the environment and what feedback we got from the clients. With this I will conclude. We will open up the forum for questions.

Moderator

Thank you very much, sir. We will now begin the question and answer session. Our first question is from the line of Mr. Moshe Katri of Cowen & Company. Please go ahead.

Avishai Kantor

Yes, hi. Avishai Kantor for Moshe Katri. Just a two or three questions to begin. One, can you comment on the major drivers for the strong performance in both BFSI and retail?

Kris Gopalakrishnan

I will start with retail and I will ask my colleague Ashok to talk about some other positives on the BFSI space where we are getting growth. So in retail, one we work with some of the largest retailers in the industry, we have very strong relationship. We work with I think 7 out of the top 10 retailers. Second, retailers are going through couple of very interesting transformations. One is the move from print media to digital media, digital marketing transformation they are going through. Second is digitization of the information flow in the supply chain so they can get near real-time information about sales that is happening in a store all the way down to supply chain. The third is improvements that are happening in the store to provide better customer service, better technology-based environment in the store for self-service and things like that. So there is investment happening in the retail space even now. The third thing is we work with some of the largest grocery companies and in the downturn they are seeing a positive impact on their business. It looks like consumers are eating less in restaurants, buying readymade meals or take-home meals or something like that. And that is also positively impacting retailers. And hence they are investing in technology, they are investing in IT systems. We also benefit from some of the consolidations that are happening which is actually a common theme across many of the industry segments in which we are working. Now let me pass it on to my colleague, Ashok Vemuri who heads the banking and capital markets to talk about the BFSI space and where he sees traction.

Ashok Vemuri

Thanks Kris. So clearly in Q2, we have had about 3.5% growth in the BFSI sector and additions of six new clients in the sector equally distributed between the U.S. and Europe. The good news is that decision-making is now happening. There is increased traction which is getting converted. it is going beyond conversation to actual deal. The bad news is the decision-making is still happening at the top of the house. And it is a fairly longer decision cycle time. So we are seeing interest clearly in the asset management space, we are seeing in securities and investment firms, we are seeing lot of interest in regulatory compliance, risk, internal audit. We have made some good strides in progress on work on M&A related deals. Retail banking is reflecting the high unemployment, so that is little slow. Cards is slow, but with some regulatory changes, etc, we do expect significant portion of the cards business to come our way. Europe is lagging behind. I think there is a phase lag there but again, Continental Europe which has not been our stronghold, is showing signs of increased willingness to partner with offshore players. We are seeing traction in Australia. We are seeing traction in Asia as well as ex-Japan and some amount of Japanese clients getting active in regions outside of Japan. So on the whole I would say that we are beginning to see some traction. I would still think we are in the woods, so to speak and we will have to wait to see how the budgets etc. pan out before we actually are able to conclude whether we are in a better position than we were previously.

Avishai Kantor

Thank you. My next question - you had a very nice sequential uptake in client wins from 27 up to 35. Can you please break down the client wins by verticals, basically BFSI, retail and telecom and also what was the sequential growth in your largest client this quarter? Thank you.

SD Shibulal

This is Shibulal. The client wins have been across verticals. As I said, three of them are in Fortune 500. There is no specific vertical where there is a major win. I do not have the sheet in front of me but we had 6 wins in BFSI. The remaining is spread evenly.

Avishai Kantor

Thank you very much.

Moderator

Thank you, Mr. Kantor. Our next question is from the line of Mr. Mark Marostica of Piper Jaffray, please go ahead.

Mark Zgutowicz

Good evening. It is Mark Zgutowicz for Mark Marostica. Just a question on your revenue guidance, a little bit of disconnect here. Your revenue guidance implies relatively flat growth in the second half. Obviously you have seen good volume trends sequentially over the past couple quarters. I am just curious is there something on the horizon that you are seeing that gives you caution there and then along those lines can you speak to your expectations for growth in Europe in the second half?

V. Balakrishnan

Typically the December and March quarters are soft quarters because December is more a holiday season and March because of first quarter when the clients finalize the budget. Our guidance reflects the environment because clients are still very cautious. Even though they are seeing some optimism, they are still cautious about the future and quite possibly, we will have much better visibility when they finalize a budget for next year. That could be somewhere in January timeframe. So we had given a sequential growth of 1% at the upper end of the guidance for next two quarters to reflect what the client is telling us about their business environment. And on Europe, I will ask Shibu to talk.

SD Shibulal

Europe at this point is lagging behind U.S. on stability which is expected because even on the downturn Europe lagged behind U.S. That is what we are seeing. And across the board, UK as well as the Continental Europe is lagging behind. At the same time we are quite positive about Europe in the long run. We are investing in different countries in Continental Europe. We are investing in Germany, in France and we believe that these markets will be of great importance to us in the future.

Mark Zgutowicz

Okay and then just couple of related questions. On headcount, the 2000 incremental that you have added to your guidance there, what percentage of that is lateral and if you could comment on what your fresher and lateral mix is right now?

Mohandas Pai

Well, it is mostly lateral. All of it is laterals for Infosys Technologies and it will be freshers and laterals for the BPO because it is a combination of the corporate level for everybody. So there will be two levels, one for Infosys Technologies, the parent company and for the BPO. The BPO has seen a reduction in the headcount for this quarter compared to the previous quarter. Infy does not require any freshers but requires laterals. Laterals are people of experience of more than two and a half, three years.

Mark Zgutowicz

Your current mix there and sort of maybe trends next year on the lateral hiring side?

Mohandas Pai

We do not have a view on lateral hiring for the next year. We only have a view for this year because we do not have the numbers for next year. And for the lateral hiring for the parent company, the hiring will be in specific areas where we have seen growth like infrastructure management services or where the very specific skills required as in the enterprise solution group and not across the board for all units.

Mark Zgutowicz

What is your current fresher-lateral mix today?

Mohandas Pai

Well, out of 20,000 people that we are going to hire gross today 15,000 will be freshers and 5,000 will be laterals. Our normal percentage could be 60:40. 60 freshers and 40% lateral. But this year, the hiring is less. And the fresher hiring is because of the offers we made last year, not out of necessity but the need to keep our commitment. So the ratio will be slightly different this year.

Mark Zgutowicz

Okay, that is helpful. And then just one quick final question, on the selling and marketing front, can you just talk about investments that you are making here and whether the levels you are running at now as a percent of sales are sustainable through the remainder of this year?

V. Balakrishnan

We had given a guidance. We said we will hire some 100 people this year. We already hired some people this quarter. Next two quarters, we will be hiring balance of them. It will not substantially change as a percentage to revenue because most of the cost is employee cost.

Mark Zgutowicz

Great. Thanks very much.

Moderator

Thank you, Mr. Zgutowicz. Our next question is from the line of Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

Hello. My first question here is on discretionary spending. It looks like volumes were up but obviously development look like it is down. Have you seen any pickup in discretionary spending quarter-over-quarter?

Kris Gopalakrishnan

The volumes were up by 2.3% this quarter, onsite volumes 0.5%, offshore volumes 3%. So definitely volumes are up this quarter. We are seeing some discretionary spend happening in retail and BFSI, discretionary project being sanctioned etc. Sometimes maybe due to regulatory changes or related to compliance risk, new risk models in the BFSI space as Ashok talked about, I talked about retail. So there are discretionary spends happening. Maybe “not discretionary” but definitely new projects.

Joseph Foresi

And then it looks like questioning some positive indicators - hiring is increasing, you are putting through wage increases again, pricing is stable. At this point, do you guys get the sense from your clients that you maybe bottomed in the prior quarter now and that things are probably going to improve going forward?

Kris Gopalakrishnan

Yes, we will get a better or more confidence in that when we see the next year’s IT budget. See, this year the IT budgets are estimated to be down by about 6%-8% from last year. Current indications are that IT budgets are going to be flat from the current level to next year which I think is an improvement because that shows that companies are able to maintain the current level of expense going forward. But they are going to put that money to better use, they are going to look for more efficiencies, they are going to look for more flexibility which means outsourcing and variable cost. And we are seeing discretionary spend going up. So the environment definitely is better today than last quarter and seems to be improving.

Joseph Foresi

Okay and then just one last quick question on budgets since you mentioned it. When do you expect to get visibility on those budgets and do you think again visibility will be better next year compared to this year, just so we can get a general timeframe of when things will start to come to picture

Kris Gopalakrishnan

Current indications are that there shall not be too much delay in budget finalization. We expect budgets to be finalized in the first quarter, maybe mid-Jan to mid-Feb.

Joseph Foresi

There is a lack of a flush meaning  that there maybe some pent up demand next year?

Kris Gopalakrishnan

Yes. We expect the flush not to happen this year and the money is to be carried forward to next year’s budget.

Joseph Foresi

Okay. Thank you.

Moderator

Thank you, Mr. Foresi. Our next question is from the line of Bhavan Suri of William Blair & Company. Please go ahead.

Bhavan Suri

Thanks. Hey, guys. Just a couple of questions on the pipeline. Could you just give us a little color on how the pipes looking and what is the quality and size of deals that have been added year-to-date this year?

Kris Gopalakrishnan

See, there is two-part answer to this. One is when you look at large deals, these are deals which require investment of six to eight months of effort and things like that. So here to some extent the pipeline is based on the investments we want to make in such deals. So we do a lot of due diligence. We qualify the deal strictly. And typically we pursue about 12 to 15 deals and we have 12 to 15 deals in the pipeline which we are actually working on. And the good news there is we are seeing confidence returning and clients wanting to close deals. We do not yet know how fast it is going to be, but definitely there is confidence returning on that. The second is our traditional model of working with clients, working with existing relationships and as projects close, typically they start some of the projects so that the capacity can be retained and the knowledge can be retained within the project and things like that. Again, our repeat business has been 98% this quarter which is as strong as it has been in recent past, very strong repeat business. We have not lost any major customers. And one more data point is that our top ten customers grew 5.8% this quarter, much higher than the company. So all these point to better traction at this point.

Bhavan Suri

Couple of quarters ago you had mentioned that deals may enter the pipeline per se, $150 million but by the time discussions are complete, the deal value was much less. Is that pattern still continuing?

Kris Gopalakrishnan

Yes. It is still continuing. That is because the clients are much more sensitive to size, they qualify these things very well, they cut any unnecessary requirement and things like that. So yes. And also sometimes it gets split across multiple suppliers. So there are many reasons why when we finally win, it is much smaller.

Bhavan Suri

Okay. And then just one last quick question on the hiring of sales people and domain experts. It appears that has been tougher than expected. You did not spend in the first quarter, marginal better because you did not hire all the sales experts and the domain resources. Is it tougher to get those? And that seems a little odd given the environment. So a little color on that possibly?

Kris Gopalakrishnan

See, we have been always very selective. First of all, it is difficult to find good people even in this environment. And we have always been very selective. Second, good people are still continuing to work where they are. They are not switching. And so it is sometimes difficult. Third, once we make an offer it takes some time for the person to join. It is not that next day they will come and join. As Bala said, 123 offers, 70 people joined, rest are going to join next quarter. So we are making effort. We are finding the right people, trying to find the right people and bringing them in. We will continue this hiring. It is counterintuitive in some sense but good people are difficult to find even in this environment.

Bhavan Suri

Okay. Great, Kris.

Moderator

Thank you Mr. Suri. Our next question is from the line of Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Good evening, just wondering if you could give us a sense of the pace of vendor consolidation in your sort of relative wins and losses in that area?

Kris Gopalakrishnan

Ed, out of the 9 large deals in the first half, 3 are consolidation deals. We are able to win most of the consolidations. I cannot see any large one we lost. Some were announced publicly also. Okay one, and Shibu tells me we lost one vendor consolidation but we won 3.

Edward Caso

Could you talk a little bit about your move here to raise wages, I was under this impression you really did not need to do that and maybe talk about why you are doing it at this time and do you expect your competitors particularly the Tier II they have to follow?

Kris Gopalakrishnan

Till now, nobody has done as broadly as Infosys has done. They have talked about some increase to some people. We are giving an average 8% increase in India and 2% outside India. And the reason for this is that we have done reasonably well under the circumstances. We have sustained our margins under these circumstances. It was challenging but we have sustained our margins. And unlike developed markets, in India there is growth. GDP growth is around 7% and it is expected to go to 8% to 9%. We have seen signs of increased attrition in BPO already because as situation improves people start looking for opportunities to switch and things like that. To some extent we felt that it is the right thing to do to reward our employees because we have done well this quarter. Second, we want to make sure that we are able to retain the good people. So we will use this amount wisely and reward the right people.

Edward Caso

Bala could you talk a little bit about your foreign exchange assumptions, particularly against the Rupee-Dollar, did you take the quarter-end number in your guidance. It has moved a fair amount in October, have you taken last night’s close. Can you give us sort of a sense, sort of what numbers you are using and what the impact is to margins in your guidance?

V. Balakrishnan

Normally we take the Rupee-Dollar rate at the end of the quarter to project for the future quarters but whenever there is a drastic change in the currency environment, we do take the current rates. The rupee ended at 48.11 or so to a dollar by end of September but we took 47 for the next two quarters. That means appreciation of something around 3% which will have something around 120 basis points impact on the margins but it is absorbed because we have seen some growth. And incrementally we are guiding for a higher number for the full year. We believe that in the short-term, rupee could appreciate because there is a lot of money coming into the country that is putting pressure on the currency. So next two quarters anyway we assume that 47. If Rupee appreciates substantially from that level, probably it could impact the margin more than what we guided.

Edward Caso

Last question, efforts to sort of combat protectionism in the US particularly as now business is starting to pickup that actually will become a concern. Is your approach in line with that of the approach taken by NASSCOM?

Kris Gopalakrishnan

Yeah we are completely in sync with NASSCOM. We are participating in all initiatives by NASSCOM. This is definitely an area of concern. We do believe and I talked about that as an answer to the previous question that it is challenging to find the people with the right skills even in this environment. So we will work with NASSCOM.

Edward Caso

Thank you.

Moderator

Thank you Mr. Caso. Our next question is from the line of Glenn Greene of Oppenheimer. Please go ahead.

Glenn Greene

Thank you. Just a quick question on pricing, if you just give a little bit more color. You talked about stability but is there any contrast across verticals and geographies any disparities or is it stable across the board?

SD Shibulal

So it is not across the board. We have seen stability in financial services and their focus is on getting system integration done especially wherever there have been structural changes and M&A activities. We are seeing traction in retail because of our thought leadership predominantly. We work with 8 of the top retailers in US and about 9 or 10 of the top retailers across the world and we have invested heavily into retail over the years, so we are seeing traction there. Energy & utility is another space where the downturn impact has been different and we are seeing traction there. In manufacturing, we are not seeing stability which is expected because the retail sales have not picked up. And whatever pickup has happened is still taking care of the inventory overhang. That means that the manufacturing will not pickup and that is what we are seeing in the manufacturing segment. Europe is lagging behind US in being stable. Of course I believe they are lagging behind even in the beginning in the downturn, so they are lagging behind on stability also.

Glenn Greene

So are you talking about stability in demand or pricing or there is sort of falling and tracking together, the pricing and demand?

SD Shibulal

No, my comments are more related to demand. From a pricing perspective I think we are stable all around. Mostly the pricing renegotiations are behind us. We are not seeing a second round of renegotiations. There are some sporadic ones but that is part of normal business. We will see an impact of the pricing renegotiations which we did last two quarters or four quarters for the next 2 or 3 quarters. This quarter we have seen a downturn in revenue productivity of 1.1% in constant currency. So there is still tailwind defect which will show up. We have predicted a downturn of 5% in revenue productivity from the beginning of the year. For the year we still expect somewhere between 4.5-5%.

Glenn Greene

Okay. And then just back to wage inflation for a second, was this sort of an off cycle wage increase? Is this your normal cycle for doing wage increases or something that prompted you to do it now. And secondarily do you think that this is sort of a range call it mid-to-high single digit wage inflation going forward in out years or is it too early to tell?

Kris Gopalakrishnan

See every year we give a compensation increase in April. That is our cycle. This year we deferred it because of the challenges in the environment and also slowdown etc., but we told our employees that if situation improves we would look at a mid-year increase. We have seen improvement in the situation and we felt that given the environment in India, etc, this is appropriate. Regarding next year we have to wait and see at this point. If let us say overall situation in the industry increase and there is a mismatch between supply and demand, growth picks up and supply is limited, then definitely compensation would go up in the industry.

Glenn Greene

Okay great, thank you very much.

Moderator

Thank you Mr. Greene. Our next question is from the line of Karl Keirstead of Kaufman Brothers. Please go ahead.

Karl Keirstead

Hi, thanks for taking the call. I have got a question about Infosys growth rate relative to overall IT budgets. Kris, you mentioned that IT budgets were down about 6-8% in fiscal 2010 and it looks like Infosys revenues would be about flat. So in other words you outgrew enterprise IT budget by about 6-8%. And I am wondering do you think that relationship is likely to hold or to increase next year and the year after, thanks?

Kris Gopalakrishnan

Offshore growth has always been higher than IT services growth globally. So when you compare offshore industry, you typically look at growth of Indian IT industry. We have been around the same number or slightly better, we have been leading the industry. Now this year NASSCOM has projected a growth of about I think 4-5% for the industry for the year including BPO. So we have to wait and see where we end up at the end of the year.

Karl Keirstead

But do you think it is fair for us to assume that Infosys next year can outgrow overall IT budgets by a similar magnitude, call it 5-10%. Is that a reasonable assumption for now?

Kris Gopalakrishnan

I cannot project out next year. All I can say is that Infosys has been on par or better than industry and I will leave it at that.

Karl Keirstead

Okay thank you.

Moderator

Thank you Mr. Keirstead. Our next question is from the line of David Grossman of Thomas Weisel. Please go ahead.

David Grossman

Hi, I guess the first question I have is on the margins. Despite multiple headwinds you are reporting exceptionally high levels of profitability over the last three quarters even after normalizing for currency. So I guess, the first question that I have is really what underlines the strength and I know you have guided down in the second half of the year to reflect hiring and the decision to put in the annual wage increase but can you perhaps give us some insight into how we should think of the margins in a more normalized environment relative to your historical levels of profitability?

V. Balakrishnan

We have been saying all along that we have multiple levers on the cost side whether it is utilization or revenue productivity or the scale benefits we get on SG&A or the mix of business. We use some of the levers at some point of time to make sure the margins are not impacted. And we also focused much more on the cost side during the year because the environment was bad. We have to make sure that we put the monies in the right areas for us to incrementally grow faster. So if the revenue growth comes in, that itself will be a big buffer for the margins. So we use all these levers at some point of time to make sure the margins are not impacted. Having said that, the currency is one issue which is external to us. We do not how it is going to behave. That could have incremental impact on the margins and also the tax rate. Otherwise I think on a operating level side, we have managed it well and we believe that we have enough levers on the cost side to make sure the impact is minimized.

David Grossman

Right. You have done a great job of managing the margins during this period but I guess I am thinking when you go into a more normalized growth mode, should we expect the margins to come down perhaps to the levels that we saw back in the old kind of 2007/2008 timeframe when you were growing at more normalized rates, again currency aside?

Kris Gopalakrishnan

See David, we have two aspirations 1) Highest margin in our industry and 2) we want to limit it and our limit is because we said it should be highest we said, we should be around a net income of about 26-27%. So in a normal environment we do start investing in multiple new initiatives. Then what happens is investment dollars increase, investment in sales and marketing increases, brand building increases etc. Currently the environment is such that we need to pull back some of those investments. We are being very selective as Bala said. Now we pick and choose, the choice is very, very important to make the right investments in this environment. So we are still investing in few but much less than what we would do in a normal environment.

David Grossman

I see, thank you. And just one other thing, I heard what you were saying about the hiring and the wages and then some of the rationale for that but it is hard not to read it as a fairly kind of a bullish sign despite your cautious outlook. So I guess my question is are you kind of taking some of these actions in response to I guess the strengths, your confidence and the visibility in your pipeline or you are just looking at kind of risk reward in terms of what the actual cost versus the benefit of building a bench in India right now at this point of the cycle?

Kris Gopalakrishnan

So it reflects the confidence in the strength of the model. It reflects our relationship with our customers and our ability to sustain those relationships. Third, even in this environment there are requirements for specific roles and skills etc. So we have to continue to recruit. And lastly yes, if we find an opportunity to build up a certain segment or sector in anticipation of some growth coming in, we would make those investments. So for example we are starting government sector now, public sector. We are investing in India at this point because we believe that is important for the future. So we will continue to make investments in certain sectors for creating future engines of growth. One more point I would like to add. We also honored all the offers we made in campuses and that is the bulk of the recruitment this year. We enhanced the training from 4 months to 6 months. You have seen utilization starting to pickup, so when things improve, we will improve utilization, utilize this people and then start recruitment again.

David Grossman

I see, thank you very much.

Moderator

Thank you Mr. Grossman. Our next question is from the line of Mr. Trip Chowdhry of Global Equities Research. Please go ahead.

Trip Chowdhry

Thank you and good execution, I have two quick questions, first is regarding consolidation, excluding M&A induced consolidation what are you seeing like which systems are getting consolidated and what applications are getting consolidated and where are they moving from like what were they doing before and what are they doing now? And then I have a follow-up question.

Kris Gopalakrishnan

See, it is a very detailed lower level question which technology to which technology. Broadly you can say that when M&A happens you have two systems now, you have to decide and consolidate to one system and this is applicable to financial systems, it is applicable to HR, it is applicable to other platforms they have. So it is typically standard practice in M&A and things like that. It is not about people moving from one technology to another technology. That is also happening but when we talked about consolidation it is about M&A related integration activities.

Trip Chowdhry

Perfect. Other question I had is regarding say capabilities. Have you seen any shift or changes in the business environment? The world before recession, during recession and say post-recession that you think Infosys will need to adjust the capabilities because there maybe some underlying shift maybe in technologies, procurement, anything you are seeing because definitely the world is not the same before recession and during recession and history tells that post-recession maybe very different also. So what are you seeing in that space. Thanks, that’s all

Kris Gopalakrishnan

Yes, it is not always the same thing, right it never goes back to same situation afterwards because that is rather a philosophical statement but let me be very specific. See in this downturn we saw an increased acceptance for “Pay As You Go” model where the customer wants true variability, they want to actually work with you on an operational expense model rather than a CAPEX model and we have seen traction. We have provided those kind of services to our clients. We have for example two clients in HR outsourcing which is priced per employee rather than based on effort and things like that. So that maybe a trend which is going to be sustained beyond this downturn and may see a pickup “Pay As You Go”. This is also based on the trend of Cloud Computing and things like that.

Trip Chowdhry

Very good, thank you.

Moderator

Thank you Mr. Chowdhry. Our next question is from the line of Mr. Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

Yes guys, I am just trying to understand, in your guidance for the next couple of quarters, are you assuming the current demand environment continues at its same pace. In other words, your commentary today says clients are more optimistic and discretionary spending has improved. Are you assuming those precise trends remain in place or does your guidance leave room or some buffer in case those trends start to falter again?

Kris Gopalakrishnan

See the environment continues to be challenging. This quarter we saw a sequential growth of 2.8% but we have assumed only 1% growth in next two quarter at the upper end. So clearly we are not really going overboard. At this point, we are being cautious and it is based on a model we have. It is based on visibility we have. It is based on our reading of the situations. Typically in the 1st quarter of the calendar year, budgets get finalized. It is better to get visibility into that and then say yes things have really improved. So we want to be cautious at this point. I would not call it buffer, etc. I would just say we want to be cautious.

Rod Bourgeois

Alright. And then just a real quick question on the tax rate side, when you started the year you had a certain plan in place to increase hiring onshore and I presume that affected your tax rate mix and your overall tax rate outlook. Given how your onshore cost ramp-up has played out, is there any material changes to your tax rate outlook for this year and also in the next year based on how the onshore cost are playing out at this point?

Kris Gopalakrishnan

No, the changes in the effective tax rate is based on India rather than outside India because outside India, the mix actually matters and the revenue mix has not changed that much offshore versus onsite. In India we have some tax incentives schemes etc. Some of our units have come out of that and effective tax rate has gone up because of that. That is all. So it is about India.

Rod Bourgeois

So what tax rate range should we look at for the next few quarters and then also for fiscal 2011?

V. Balakrishnan

Right now, the effective tax rate is somewhere around 20-21%, that will remain for the full year. It could change next year depending on how much work we do in SEZ and STPs. Hopefully it could be somewhere around 25%. So this year it could be somewhere between 20% and 21%.

Rod Bourgeois

Thank you guys.

Moderator

Thank you Mr. Bourgeois. Our next question is from the line of Mr. George Price of Stifel Nicolaus. Please go ahead.

George Price

Hi, thanks very much, couple of questions and first I wanted to make sure I understood the 8% wage increase. Does this include any impact from promotions or is this 8% a fully like for like number?

Kris Gopalakrishnan

Everything is included. This is the average including everything. For offshore 8%, onsite 2%.

George Price

Okay, right. So do you have any sense if you took away the upward bias to your wage base from promotions or are you just looking at what raises for people staying at the same level, what would the increase rate be roughly?

Kris Gopalakrishnan

See the number of promotions would not be very large compared to the base. Today, we have effectively about 85,000 employees who would be eligible for some kind of raise in the parent company. And then promotions because we looked at some of the roles and things like that, so we have done some analysis and effectively the impact of the promotions maybe for about a small percentage of people at this point.

George Price

Okay, so it does not sound like much of an impact in that 8%.

Kris Gopalakrishnan

No. So that is why the impact of promotion is very small.

George Price

Okay. And you said that somebody previously asked a question around the wage increase and you said something around the lines of, given the environment in India you thought this was appropriate. So should we think about given the macro growth that is in India relative to the more developed economies where most of your revenue comes from now, should we basically think about wages having a much quicker and more sizeable uptake early in the cycle, more quickly I guess getting back to the kinds of increases that we saw in the last up cycle?

Kris Gopalakrishnan

No, I do not think so, I do not believe so. We have to wait actually. See right now there is actually sufficient supply, we felt it is the right thing to do for our own employees because they have worked very hard in delivering this result. So we have to just look at what the industry does, what our competitors do etc., and what the situation is next year before we can say. At this point, I do not know.

George Price

Okay. You mentioned the uptake in energy & utilities, what kind of work is going on there. You have talked a little bit obviously about what is happening in the BFSI but can you talk about kind of some of the key areas we are seeing strength in terms of types of spending, types of projects in energy & utilities?

Kris Gopalakrishnan

SAP implementation on large chunk. We are doing some interesting work on sustainability in the area of “Smart Grids” and things like that. I am not an expert but something to do with gas meters and things like that. so some very interesting work in energy & utilities. Of course there is some traditional maintenance and sustenance kind of work. We have a broad range of services today, infrastructure management is growing as an interesting service for utility companies, SAP related work and then some innovations related work in sustainability, climate changes, etc.

George Price

Okay. Last question and there was a question before around margins and normalized margin ranges when you get back to more normalized growth range and I want to kind of piggy back on that. I just noticed that since fiscal 2004 sales and marketing if I pull that out as a percentage of revenue, if we kind of look at it on a trailing four quarter basis to do that. On a trailing four quarter basis, sales & marketing since fiscal 2004 is declined from about the mid 7% range to now under 5% for the first time and since fiscal 2Q 08, the absolute dollar spend in sales and marketing has actually been flat to down. I mean what do you think about that trend? How should we think about trend that trend and the implications going forward?

Kris Gopalakrishnan

See sales & marketing is not proportionate to revenues. It is based on the number of customers etc. We see that repeat business is growing. Our customer size is growing that is the number of larger relationships is growing etc. So it does not grow proportionate to revenue, it grows proportionate to probably the relationships. So one of the things we did in this downturn is that we tried to rationalize our customers and about 100 customers give 87% of our revenues. So we did not discontinue any relationship but we kind of brought in more efficiency in our sales and things like that and that did help us with some cost control.

George Price

Okay, great. Thank you very much.

Kris Gopalakrishnan

Thank you everyone. Unfortunately we are completely out of time. Wonderful questions and as always your support has been tremendous, participation has been very good. Our investor relationship mangers are all known to you. So if you have further questions or you want to talk to anyone of us, please put in your request and we will connect back with you. So thank you again and have a wonderful day.

Moderator

Thank you gentlemen of the management. Ladies and gentlemen on behalf of the Infosys Technologies Limited that concludes this conference call. Thank you for joining us on the Chorus Call Conferencing Service and you may now disconnect your lines. Thank you.